Filed by: OSI Pharmaceuticals, Inc. Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Cell Pathway, Inc. Commission File No.: 000-24889

The following slides were used in connection with a presentation on March 5, 2003:

Click to add Section Header March 2003 NASDAQ / NMS: OSIP

Fully-integrated Oncology Franchise Blockbuster Potential Drug (TarcevaTM) With Compelling Single Agent Activity and a Robust Phase III Approval Plan Under Way Genentech and Roche Alliances Provide Strong Partnerships While Retaining Superior Economics Significant Oncology Pipeline Built Through Internal R&D and Acquisitions Proven Consolidator of Products and Infrastructure Strong Balance Sheet for Internal Development and Continued M&A ($446 Million in Cash & Investments; 36MM Shares Outstanding) Goal of Profitability Within 18-24 Months of TarcevaTM Launch Experienced Management Team Comprised of Seasoned Oncology & Biotech Experts OSI Pharmaceuticals - Oncology Franchise Summary

OSI Pharmaceuticals: Defining Our Mission What Are We Building? A World Class Oncology Franchise: Discovering, Developing and Commercializing High-Quality Oncology Products That Both Extend and Improve the Quality of Life for Cancer Patients Worldwide

Building An Oncology Franchise Strategy Following Return of Rights to TarcevaTM in 2000 Ensure Successful Development, Registration and Commercialization of TarcevaTM Genentech/Roche Alliance Provided Depth to Development and Competitive Commercial Presence Gilead Oncology Acquisition Provided Outstanding Development and Regulatory Capability Establish a First Class Oncology Franchise Around TarcevaTM Financing and Debt Offerings Generated Over $700 million Gilead Deal Added Clinical Pipeline of Next Generation Cytotoxics as Well as Capabilities British Biotech Acquisition Rounded Out Small Molecule Discovery Capabilities and Added Pilot Plant Exited Discovery Collaborations in Other Disease Areas Spinning Out Diabetes Discovery Recently Announced Intent to Acquire Cell Pathways (Subject to CLPA Shareholder Approval) Will Round Out Pipeline and Add Apoptosis Platform

Cell Pathways Transaction Deal Synopsis $33 MM Stock-for-stock Acquisition at $0.85 Per Share Based on OSIP Price at $15 Per Share and Cell Pathways Price at $0.52 Per Share Exchange Ratio: 0.0567 Shares of OSIP Per Share of CLPA $24MM Contingent Value Right (CVR) OSIP Stock at $0.60 Per Share Based on OSIP Price at $15 Per Share and Cell Pathways at $0.52 Per Share Exchange Ratio 0.04 Shares of OSIP Per Share of CLPA Based Upon a filing of an NDA for Aptosyn or CP461 Call Option for OSI With Risk Adjusted Assessment of CVR Total Deal Value Approximately $0.98 Per Share or Approximately $39MM $57MM of CVR Exercised Transaction Subject to CLPA Shareholder Approval

Cell Pathways Transaction Asset Overview: Technology Platform Induction of Apoptosis Through Inhibition of Cgmp-pdes (1, 2, 5, 10) Secondary Platform of Microtubule Disruption MOA of Taxanes and Vincas Strong IP Platform Protecting: Use of Exisulind (Aptosyn) to Treat Cancer Composition of Matter and Uses of CP-461 Cgmp-pde + PKG Screening Methods Method of Treating Cancer With Cgmp-pde Inhibition Combination of Cgmp-pde Inhibitors and Various Chemotherapies Transaction Subject to CLPA Shareholder Approval

Cell Pathways Transaction Asset Overview: Clinical Pipeline CP461 2nd Generation Cgmp-pde Inhibitor Currently in Phase I/II Trials Hints of Activity in Early Clinical Trials Secondary Indication for IBD (With Preliminary Phase II Data) Aptosyn Cgmp-pde Inhibitor Currently in Phase III Trial in Refractory Lung Cancer in Combination With Taxotere Data Available in 12-18 Months Transaction Subject to CLPA Shareholder Approval

Cell Pathways Asset Overview: Gelclair Bio-adherent Oral Gel Containing: Hydrophilic Polymer (Polyvinylpyrrolidone) Hyaluronic Acid (Sodium Hyaluronate) Glycyrrhetinic Acid FDA Approved Medical Device (510K, Dec '01) Management and Relief of Pain Including Oral Mucositis Irritation Due to Oral Surgery Traumatic Ulcers Diffuse Apthhous Ulcers We Estimate Potential Revenues to OSI of Approximately $25mm/yr Within 5 Years Transaction Subject to CLPA Shareholder Approval

2003 Projected Pipeline / Portfolio Impact Pro-forma - post closing Product Target IND Track Phase I Phase II Phase III Earliest Launch Product Phase I Phase II Phase III Product TARCEVA(tm) (NSCLC,Pancreatic) Gelclair (Oral Mucositis) Aptosyn (NSCLC) OSI-211 (Ovarian, SCLC) OSI-7904L OSI-7836 CP461 (Cancer/prostate) CP-461 (IBD) CP-547,632 (PFE/VEGFR) CP-724,714 (PFE/HER2) Key OSI Incremental w/CLPA Transaction Subject to CLPA Shareholder Approval

Proprietary Targeted Therapies

Targeted Therapies: TarcevaTM A Potential Cancer Blockbuster TarcevaTM is an Orally Active, Potent and Selective Inhibitor of HER1(EGFR) Activity A High Proportion of the 1.25 Million New U.S. Cancer Patients Every Year May Benefit from HER1(EGFR) Targeted Drugs TarcevaTM is Being Jointly Developed Through a Co- Development & Marketing Alliance with Genentech & Roche OSI Receives Milestone Payments, Equal Profit Share in the U.S. and Royalties Ex-U.S. Alliance Leverages Resources of Proven Oncology Leaders While Retaining Superior Economics & Significant Role for OSI

(osi) oncology

Targeted Therapies: Tarceva™

Competitive Approaches to Targeting HER1 (EGFR)

Tarceva™ Positioned as an Early Entrant in the Approx.$6 Billion HER1 Market

Competitor	Agent	Expected Launch Date
Oral Small Molecule Receptor Tyrosine Kinase Inhibitors		
OSI/Genentech/Roche	Tarceva™	2004
AstraZeneca	Iressa	2002/2003?
Pfizer	CI-1033	?
Infusion-Based Receptor Targeted Antibody Products		
Imclone/BMS/Merck KGa	Erbitux	2003/4?
Abgenix / Immunex	ABX-EGF	2005/2006

Tarceva erlotinib HCl

TarcevaTM: Adjusting to a Changing Landscape Do Recent Competitive Developments Represent Opportunity or Threat? Competitors Experienced Delays, Failed Studies and the Emergence of Possible Side Effect Issues in 2002 Are Fundamentals on HER1(EGFR) as a Target Still Strong? Yes: ODAC on Iressa 3rd Line is a Vote for the Class Yes: Pathway Implicated in High Proportion of Cancers, Evidence of Anti-tumor Activity in the Clinic, But Biology is Complex & Patient Selection (Diagnostics), Scheduling with Chemotherapy and Disease Setting All Require Further Understanding TarcevaTM & Iressa are Similar BUT Not The Same Differences in Structure, PK, Dose and Trial Strategy Key Points Could be DOSE and REFRACTORY PLANS

TarcevaTM Summary OSI and Partners Very Competitively Positioned Only Player Currently With Large, Randomized Placebo-controlled Phase III Studies Assessing HER1(EGFR) Agent as a Monotherapy in Advanced Cancer Size of 2nd/3rd Line NSCLC Study Increased to 700 Patients Accrual Completed Front-Line NSCLC Trials Considered High Risk; But 150mg/day TarcevaTM (MTD from Phase I) May Represent Better Dosing Strategy Better Powered than AZ Studies Pancreatic Program Offers Intriguing Secondary Indication Study Accrual Completed (approximately 450 patients) There is Phase II Data of an HER1(EGFR) Class Drug in Combination With Gemcitabine OSI/Genentech/Roche Alliance Well Placed to Resolve Scientific Challenges of Effectively Commercializing this New Class of Drugs OSI Small Molecule and TK expertise Genentech Biology Roche Diagnostics

TarcevaTM Phase III Program Built on Strong Phase II Data Principal Side Effects for All Three Studies Include Rash (Approximately 79%) and Diarrhea (Approximately 45%) TarcevaTM Showed Manageable Side Effects and Anti-tumor Activity As a Single Agent in Phase II Trials in Advanced Patients Who Had Failed Existing Therapies Non-Small Cell Lung Cancer Head & Neck Cancer Ovarian Cancer Evaluable Patients 57 115 34 Patients w/ Objective Response 2 CRs 5 PRs 5 PRs 2 PRs Overall Responders (Complete, Partial, and Stable Disease) 51% 43% 53% One Year Survival 40% 23% 35%

Tarceva(tm) The Opportunity in Refractory NSCLC: Phase II Observations TarcevaTM Phase II Data Compares Favorably with Published Iressa Data Two CRs in NSCLC Trial TarcevaTM Survival Data Noteworthy The Correlation of Rash and Activity is Compelling All 7 Responders Experienced Rash All 23 Patients Who Survived at Least a Year Experienced Rash Compared to 20/34 (59%) of Patients Who Survived Less than a Year No Apparent Relationship Exists Between the Number of Prior Chemotherapy Regimens and Clinical Response or Overall Survival No Clear Relationship Exists Between HER1 (EGFR) Expression Level and Best Response

Tarceva(tm) Does Pushing Dose Add Value? AZ: Conservative Phase III Dose Selection Dosing at Approximately 30-65% of Phase I MTD AZ Seem to Have Focused Their Refractory NDA on Quality-of-Life and Palliative Benefits AZ Claim No Difference in Activity Between 250mg/day and 500mg/day OSI: More Aggressive Phase III Dose Selection Dosing at 100% Phase I MTD All 7 Responders Experienced Rash All 23 Patients Who Survived at Least a Year Experienced Rash Compared to 20/34 (59%) of Patients Who Survived Less than a Year

Survival Distribution Function 0.00 0.25 0.50 0.75 1.00 Survival (Days) 0 100 200 300 400 500 600 700 800 Grade #pts Median (95% CI) Days 0 14 46.5 (31 - 66) 1 26 257.0 (146 - 450) 2/3 17 597.0 (327-.) P (0 vs. 1) < 0.0001 P (0 vs. 2/3) < 0.0001 P (1 vs. 2/3) = 0.018 Data Source: ASCO Molecular Therapeutics Symposium - 11/02 Roman Perez-Soler None Grade 1 Grade 2/3 Tarceva(tm) Phase II NSCLC Study Survival by Rash

TarcevaTM Phase II and Phase III vs. BSC Provide Strong Rationale for Success in 2nd/3rd Line Study vs. BSC TarcevaTM Phase II Results Compared to Best Supportive Care Published Data Suggest Increase of Median Survival by 74% (8.4 vs. 4.6 months) Revised Sample Size in 2nd/3rd Line Study Allows Detection of 33% Improvement in Survival Phase II TarcevaTM Data Support Survival Advantage in Patients with Rash 150mg/day TarcevaTM gives 75-80% Rash Taxotere(r) (only Approved 2nd Line Agent in NSCLC) Data on Clinical Benefit Support Hypothesis that TarcevaTM will also be Associated with Clinical Benefit Taxotere(r) and TarcevaTM Comparable Efficacy Taxotere(r) Worse Safety Profile than TarcevaTM

(osi) oncology

Tarceva™
Phase III Program Status

- Large, Placebo-controlled, Double-blind Studies Designed to Demonstrate a Survival and Quality-of-Life Benefit for Tarceva™ in Either Combination or Single Agent Settings
- Non-Small Cell Lung Cancer Program (Primary Indication)
  - **Second/Third Line, Single Agent Study vs. Best Supportive Care (~700 patients)**
    - Designated FDA Fast Track Status
    - Study Accrual Completed 1/03
  - **Front-line Non-Small Cell Lung Cancer, in Combination With Chemotherapy**
    - Genentech (~1,000 Patients): Carboplatin (Paraplatin®) / Paclitaxel (Taxol®) (FDA Designated Fast Track Status; Enrollment Complete 7/02)
    - Roche (~1,200 Patients): Gemcitabine (Gemzar®) / Cisplatin (Platinol®) (Enrollment Complete 9/02)
- Pancreatic Cancer Program (Secondary Indication)
  - **Tarceva™ in Combination With Gemcitabine (Gemzar®) vs. Gemcitabine Alone (~450 patients)**
  - **Study Accrual Completed 1/03**

Tarceva erlotinib HCl

Targeted Therapies CP-547,632 (VEGFR Inhibitor (w/Pfizer)) CP-724,714 (HER2-neu (w/Pfizer))

Targeted Therapies: CP-547,632, CP-724,714 Angiogenesis & HER2-neu Inhibition CP-547,632 Potent & Selective Oral Tyrosine Kinase Inhibitor of VEGFR, an Important Anti-angiogenesis Target Pfizer Completing Phase I Program OSI Receives Royalty on Successful Development CP-724,714 Potent & Selective Oral Tyrosine Kinase Inhibitor of HER2-neu, an Important Growth Factor in Breast Cancer Currently in Phase I OSI Receives Royalty on Successful Development

Next Generation Cytotoxics - OSI-211 (Liposomal Lurtotecan) - OSI-7836 (Gemcitabine Analog) - OSI-7904L (Liposomal TS Inhibitor)

(osi) oncology

OSI-211
Liposomal Lurtotecan

- A Potent Topoisomerase I Inhibitor
- Key Marketed Competitor is GSK's *Topotecan (Hycamtin®)*
- Program Goal
  - Superior Efficacy with Similar or Better Tox Profile vs. Topotecan
  - Improved Scheduling vs. Day 1-5 Schedule Approved for Topotecan
- Relapsed Ovarian Phase II Data Indicated Clinical Activity (Day 1,2,3 Schedule)
- Additional Phase II Studies Initiated
  - OSI-211 vs. Topotecan in Advanced Ovarian Cancer
  - Single Agent SCLC Study (Day 1,2,3 Schedule)

OSI-7904L Liposomal Thymidylate Synthase Inhibitor (TSI) OSI-7904L is a Thymidylate Synthase Inhibitor (TSI), a Well Established Class of Chemotherapeutic Drugs (5FU & XelodaTM ) Most Potent TSI in Development Liposomal Encapsulation is Designed to Reduce Side Effects and Prolong Tumor Exposure to Drug Enhances Pre-clinical Anti-Tumor Activity Convenient Dosing Currently in Phase I

OSI-7836 Next Generation Gemcitabine Nucleoside Analog with Solid Tumor Activity in Pre-clinical Models Being Developed as an Improved Gemcitabine Gemzar(r) Sales Approximately $660 million in 2001 Unique Mechanism of Action Clearly Demonstrated Anti-tumor Activity in a Variety of Refractory Solid Tumor Models Currently Phase I Trial Initiated in Europe & Canada (NCIC)

Summary: Delivering On An Oncology Franchise All The Key Attributes For Success in Place Quality People An Outstanding Mix of Discovery, Development & Commercial Expertise Focus on Oncology Functional Skill Sets Strong Integrated Capabilities From Discovery Research Through Development to Commercialization A Balanced Pipeline Targeted Therapy Drug Candidates TarcevaTM, CP-547,632, CP-724,714 & Discovery Pipeline Incrementally Improved Cytotoxic Drug Candidates OSI-211, OSI-7836, OSI-7904L

OSI Pharmaceuticals Financial Summary - FY2002 (Dec. 31, 2002) Balance Sheet: (as of December 31, 2002) Cash & Investments $446MM Convertible Debt ($160MM) (due 2009, 4% coupon, $50 conversion) Operating Statement: (as of FY/Sept. 30, 2002) FY2002 Revenues $ 22MM FY2002 Operating costs $131MM (excluding net of $130MM R&D Charge for Gilead) Projected FY2003 Core Operating Costs $145MM Projected FY2003 Cash Burn $150-160MM Financial Goals Manage Core Operating Budget at Approximately $140-150MM/yr Through to Profitability (Post Assimilation of CLPA Assets) Drive to Profitability within 18-24 Months of a Successful Launch of TarcevaTM

OSI Pharmaceuticals Key Corporate Goals for 2003 Execution on TarcevaTM Manage all Four Phase III Programs Targeted Launch Dates Mid-2004 / 3Q2004 Non-Small Cell Lung Cancer Initiate Programs for Additional Indications and Approaches Corporate Development Close CLPA Deal and Integrate Assets Acquire an Approved Oncology Product Build Commercial Organization Continue Focusing Business on Oncology Divest, Partner or Exit Non-oncology Activities in Diabetes Pipeline Progress Assimilate and Advance Aptosyn and CP-461 Projects Post Closing Complete Additional Phase II OSI-211 (Topo-I Inhibitor) Studies OSI-211 vs. Topotecan in Advanced Ovarian Patients Small Cell Lung Cancer (Day 1,2,3 schedule) Complete Phase I Trials for OSI-7836 + OSI-7904L • Progress at Least One Candidate to Phase II

Information About the Merger and Where to Find it In connection with the proposed merger, OSI will file with the Securities and Exchange Commission (SEC) a registration statement on Form S-4. The registration statement will include a proxy statement of Cell Pathways for a meeting of its stockholders to consider and vote upon the proposed merger. The registration statement will also serve as a prospectus of OSI with respect to the shares of OSI to be distributed to stockholders of Cell Pathways in the proposed transaction. OSI and Cell Pathways will file the proxy statement/prospectus with the SEC as soon as practicable. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER TRANSACTION, WHEN IT BECOMES AVAILABLE, AND ANY OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OSI, CELL PATHWAYS, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by OSI at the SEC's web site at http://www.sec.gov. In addition, you may obtain documents filed with the SEC by OSI free of charge by requesting them in writing from OSI Pharmaceuticals, Inc., 58 South Service Road, Suite 110, Melville, New York 11747, Attention: Investor Relations, telephone: (631) 962-2000. This document is not an offer to purchase shares of Cell Pathways, nor is it an offer to sell shares of OSI's common stock, which may be issued in any proposed merger with Cell Pathways. Any issuance of OSI common stock in any proposed merger with Cell Pathways must be registered under the Securities Act of 1933, as amended, and such OSI common stock would be offered only by means of a prospectus complying with such act.

Click to add Section Header March 2003 NASDAQ / NMS: OSIP